Exhibit 99.9

Notification of transactions of Directors and Persons Discharging Managerial Responsibilities (PDMRs) or Connected Persons.

Imperial Tobacco Group PLC was today advised by the Trustees of the Company’s Employee and Executive Benefit Trust that the following PDMR has purchased shares in the Company in order to participate in the Company’s Share Matching Scheme.

The shares will be matched with free ordinary shares of 10 pence each over a three-year period up to a maximum ratio of 0.89 to one.

Name	Number of Shares Purchased	Date of Purchase	Number of Additional Shares conditionally allocated

Fernando Dominguez	3,844	13 June 2008	3,421

T M Williams

Deputy Company Secretary

Copies of our announcements are available on our website www.imperial-tobacco.com